Mail Stop 3561

August 15, 2006

Paul S. Lipschutz, President
Waterpure International, Inc.
1600 Lower State Road
Doylestown, PA 18901

> **Re: WaterPure International Inc.**
> **Registration Statement on Form SB-2**
> **Filed July 14, 2006**
> **File No. 333-135783**

Dear Mr. Lipschutz:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comment

This letter confirms our telephone conversation of August 14, 2006, with Richard Greene, agent for service, in which the following comment was conveyed by Goldie Walker of this office.

Please amend the registration statement to include the signature of your principal accounting officer.

In addition, we have the following comment:

The registration statement covers the resale of all of Waterpure International's outstanding securities and thus appears to be an offering "by or on behalf" of the registrant. Waterpure International is not eligible to conduct an "at the market" primary offering under Rule 415. Consequently, please revise your prospectus to disclose that the securities will be offered and sold by the selling security holders at a fixed price, which is disclosed in your prospectus. In addition, please revise the prospectus to identify the selling shareholders as underwriters under the federal securities laws.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Paul S. Lipschutz, President
Waterpure International, Inc.
August 15, 2006
Page 3

·   the company may not assert staff comments and the declaration of effectiveness
      as a defense in any proceeding initiated by the Commission or any person under
      the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

      You may contact Goldie B. Walker, Financial Analyst, at (202) 551-3234 or me at
(202) 551-3790 with any questions.

                                          Sincerely,

                                          John D. Reynolds
                                          Assistant Director
                                          Office of Emerging Growth Companies

cc: Richard P. Greene
        Business & Legal Support, Inc.
        2455 E Sunrise Blvd, No. 905
        Ft. Lauderdale, FL 33304

        Melissa K. Rice, Esq.
        2801 Fruitville Road, Suite 160
        Sarasota, FL 34237